Filed By Merix Corporation
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-6
Under the Securities Exchange Act of 1934
Registration Statement No. 333-163040

Subject Company: Merix Corporation
Commission File No. 001-33752

Via Email - February 9, 2010

To Our Valued Suppliers:

I am pleased to tell you that yesterday, February 8, the shareholders of Merix Corporation voted to approve the merger of Merix with Viasystems Group, Inc., endorsing the merger agreement we first announced in October 2009.  We expect to complete the merger shortly, creating a powerful, world-class company with a complementary match-up of capabilities in both the fabrication of Printed Circuit Boards (PCBs) and Electro-Mechanical Solutions.

With our highly complimentary core competencies, our combined company will have the opportunity to provide a broad array of high-quality products and services to a diverse group of blue-chip customers in the automotive, telecommunications, industrial and instrumentation, computer datacom, and defense/aerospace markets.   We value your partnership in providing world-class products and services for these customers.

We are confident that the combined company will be stronger and more competitive, creating opportunities for all of our customers, suppliers, and employees.

Thank you for your partnership with Merix.

Sincerely,

Michael Burger
Chief Executive Officer
Merix Corporation

Important Merger Information and Additional Information

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Viasystems and Merix will file relevant materials with the Securities and  Exchange Commission (the “SEC”).  Viasystems has filed, and the SEC has declared effective, a Registration Statement on Form S-4 that includes a proxy statement of Merix and which also constitutes a prospectus of Viasystems.  Merix will mail the proxy statement/prospectus to its shareholders.   Investors are urged to read the definitive proxy statement/prospectus regarding the proposed transaction because it contains important information.  The definitive proxy statement/prospectus and other documents that have or will be filed by Viasystems and Merix with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Merix Corporation, 15725 SW Greystone Court, Suite 200, Beaverton Oregon 97006, Attention: Investor Relations or by directing a request when such a filing is made to Viasystems Group, Inc., 101 South Hanley Road, Suite 400, St. Louis, Missouri 63105, Attention: Investor Relations.

Participants in Solicitation

Viasystems, Merix, their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Merix is set forth in Merix’s definitive proxy statement, which was filed with the SEC on August 26, 2009.  Information about the directors and executive officers of Viasystems is set forth in the Form 10-K of Viasystems, Inc., which was filed with the SEC on March 30, 2009.  Investors may obtain additional information regarding the interests of such participants by reading the definitive proxy statement/prospectus Merix filed with the SEC on January 4, 2010.